

Investor presentation
Annual Report 2025

1 January – 31 December 2025

24th March 2026

CADELER

Disclaimer

This presentation (this "Presentation") has been prepared by Cadeler A/S (the "Company") exclusively for information purposes and may not be reproduced or redistributed, in whole or in part, by any other person.

Forward-looking statements

This Presentation contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, each as amended. All statements other than statements of historical fact included in this Presentation are forward-looking statements, including those regarding future guidance, such as those related to anticipated revenue, EBITDA and Adjusted EBITDA. Forward looking statements involve risks, uncertainties and assumptions, and actual results may differ materially from any future results expressed or implied by such forward-looking statements. Words such as "anticipate," "believe ," "continue," "could," "estimate," "expect," "intend," "may," "might," "forecast", "on track," "plan," "possible," "potential," "predict," "project," "should," "would," "shall," "target," "will" and similar expressions are intended to assist in identifying forward looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All forward-looking statements included in this Presentation speak only as of the date of this Presentation and the Company undertakes no obligation to revise or update any forward-looking statement for any reason, except as required by law. Risks and uncertainties include, but are not limited to, those detailed in the Company's most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. You should consider these risks and uncertainties when evaluating the Company and its prospects.

None of the Company or any of its parent or subsidiary undertakings or any of such persons' directors, officers or employees provides any assurance that the assumptions reflected in the forward-looking statements included in this Presentation are free from error nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments.

Non-IFRS performance measures

This Presentation includes certain Non-IFRS performance measures, including EBITDA, Adjusted EBITDA, and contract backlog. Such Non-IFRS performance measures are presented herein as the Company believes that such measures provide investors with additional useful information and a means of understanding how the Company's management evaluates the Company's operating performance. Such performance measures should not, however, be considered in isolation from, as substitutes for, or as superior to financial measures prepared in accordance with IFRS. Moreover, other companies may define Non-IFRS measures differently, which limits the usefulness of these measures for the purpose of any comparison with such other companies.

Industry and market data

Information contained in this Presentation concerning the Company's industry and the market in which it operates, including general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources such as independent industry publications, government publications, and reports by market research firms or other published independent sources. You are cautioned not to give undue weight to such information. You are further advised that any third-party information referred to in this Presentation has not been prepared specifically for inclusion in this Presentation and while the Company believes such information to be generally reliable, it has not undertaken any independent investigation to confirm the accuracy or completeness of such information or to verify that more recent information is not available.

FY 2025 - Highlights

Financial performance **above expectations**

Robust contract backlog of EUR 2.8 billion provides solid earnings visibility

Four newbuilds scheduled for delivery in 2025 **delivered on time and budget**.

Wind Keeper added to the fleet to support Nexra, Cadeler's new O&M service platform

Continued exceptional execution with significant progress made towards delivering on the Hornsea 3 project, Wind Keeper upgrades successfully completed, and multiple campaigns supported with vessel swaps

Strong utilisation with vessels operating across the world (Europe, US, APAC)



CADELER

Commercial highlights

FY 2025

Executing on projects



Wind Scylla

WTG installation at the Revolution Wind project for Ørsted



Wind Orca

Mobilisation for the Hornsea 3 project for Ørsted (secondary steel scope)



Wind Osprey

Mobilisation for EA3 WTG installation project for ScottishPower Renewables



Wind Mover

Shortly commencing WTG installation at the Baltic Power project



Wind Maker

Preparing for Nexra O&M campaign for Vestas in Taiwan



Wind Pace

Soon commencing WTG installation at the EA3 project (ScottishPower Renewables)



Wind Peak

WTG installation on the Sofia project for Siemens Gamesa



Wind Keeper

WTG installation at the He Dreiht project for Vestas



Wind Ally

Mobilisation for the Hornsea 3 Foundation installation project for Ørsted



Wind Zaratan

Undertaking planned maintenance work scopes in Singapore

Cadeler at a glance



362
office based employees[1]

803
seafarers[2]

Wind Turbines
1,727
installed[3]

Foundations
929
installed[3]

O&M
275
total locations[3]

1. As of 23rd March 2026
2. As of 28th February 2026
3. As of 31st December 2025



From chartering to execution: Cadeler's transition to full scope T&I campaigns

From...   ...To

Chartering based on a day-rate + added services model	→	Integrated project delivery & construction platform
Compact organisation; moderate complexity	→	High complexity; multi-disciplinary organisation requiring depth and breadth of expertise
Utilisation-driven model; higher relative margin	→	Execution-driven; higher absolute returns and upside
Vessels as primary revenue stream	→	Vessels as strategic enabler



Hornsea 3: Embarking on Cadeler's first full T&I scope

Today

Early 2023:
Project signed

Preparations

Wind Ally delivered

MP & SS transportation

All MPs transported

Increase from 2 to 4 suppliers for MPs

MP & SS Installation

First MP installed

All MPs installed

WTG Installation

First WTG installed

Commissioning & Closing

2024

2025

2026

2027

Hornsea 3: Successful execution requires tight coordination across complex network

~2.8GW total capacity	**197** monopiles
~60 office-based staff	**~120** Port & construction staff
10 vessels in total (3 from Cadeler)	**~400k** tons of material transported
10 ports involved	**12+** partners involved



Hornsea 3

Yantai, CN

Supply & feeder ports

Hornsea 3: Key milestones on the journey (1/2)

First monopiles for Hornsea 3 project arrive at Teesworks, marking an important milestone for Cadeler's first full-scope foundation transportation & installation






Hornsea 3: Key milestones on the journey (2/2)

Mock-up trials of secondary steel installation and commissioning successfully completed at the Port of Tyne









Hornsea 3: Changes in project timeline leads to increased but delayed revenue for foundation T&I

Illustrative revenue recognition



First WTG installed

All MP & SS delivered

First MP & SS installed

All MP & SS installed

Wind Ally delivered

Revenue - Current Base case

Revenue - As sold

2025

2026

2027

Growing commercial pipeline across the globe

Commercial pipeline growing significantly across regions. Increased demand for our services expected to further strengthen our project visibility and backlog



2
1
2
15
50+
4
3
4
15+
3

Projects as of 31 December 2025:

WTG	x
FOU	x
O&M / Other	x
Open comm. activity	x

16%
Of pipeline projects outside of Europe

Europe continues to be principal driver of demand

Increasing demand from APAC as activity in the region ramps up

Significant backlog across key markets

A 2.8bn backlog provides solid earnings visibility

 Region as % of total backlog

Europe

SIEMENS Gamesa	**Sofia** WTG – 2025	RED ROCK / ESB	**Inch Cape** WTG – 2026
Baltic Power	**Baltic Power** WTG – 2025	baltica2	**Baltica 2** WTG – 2027
Vestas	**He Dreiht** WTG – 2025	equinor	**Bałtyk II & III** WTG – 2027
ScottishPower	**EA III** WTG – 2026	ScottishPower	**EA II** FOU & WTG – 2027
Ørsted	**HOW III** FOU & WTG – 2026		**Undisclosed client** O&M – 2025
Vestas	O&M + WTG – 2026	OW OCEAN WINDS	**BC-Wind** WTG – 2028
Undisclosed client FOU & WTG – 2029			

87%

North America

Ørsted	**Revolution Wind** – WTG – 2025
GE VERNOVA	O&M – 2025
Ørsted	**Sunrise Wind** **WTG** – 2026

5%

US projects contribute to **~5% of total backlog**

APAC

Ørsted	**Greater Changhua** WTG – 2025
Vestas	O&M – 2025
	Undisclosed client WTG – 2027
SRE Synera Renewable Energy	**Formosa 4** WTG – 2028
2x	**Undisclosed client** O&M – 2026




8%

Vessel Reservation Agreements (not in backlog)

Undisclosed client WTG – 2028



CADELER

Contract backlog remains strong at EUR 2.8 Billion

Development in contract backlog FY 2022 - FY 2025

Development in contract backlog FY 2022 - FY 2025

(EURm)



80% of total backlog has reached FID

New since Q3 2025

- In November, Cadeler signed firm contracts with an undisclosed client for full-scope foundation T&I and WTG installation at a future offshore wind farm. The foundations campaign is set to commence in early 2029 with an A-class vessel and the WTG campaign is to begin in early 2030 using an O-class vessel. The value of the contracts to Cadeler is estimated at EUR 500 million.

- In February, Nexra – Cadeler's service platform – announced the signing of a firm contract for an O&M campaign in Taiwan commencing in March 2026, to run for 3-4 months. The value of the contract to Cadeler exceeds EUR 20m.

- In March, Nexra closed two additional firm contracts: a second 3 – 4 -month O&M campaign for Wind Maker in Taiwan, and a 2 – 3- month campaign for Wind Zaratan in Japan, both to be completed in 2026.

Preferred Supplier Agreement (Not included in backlog)

- In January, Cadeler announced that it had signed a preferred supplier agreement (PSA) with an undisclosed client for the transportation and installation of monopiles and transition pieces at a large offshore wind farm in Europe. The campaign is expected to commence in H1 2028 and to be executed using two of Cadeler's vessels, including a newbuild A-class vessel. The PSA is subject to the client's FID on the project.

1. Figures are for period-end, except that the contract backlog provided for FY 2025 is as of 24 March 2026 (the date of this presentation).
2. Figures provided for FY 2022 and H1 2023 exclude the contribution to the contract backlog resulting from Cadeler's business combination with Eneti Inc., completed in December 2023.
3. Contract backlog assumes 100% of counterparty options are exercised. Of the total contract backlog, EUR 2,443m represents firm contracted days and EUR 384m represents days subject to the exercise of counterparty options.
4. 80% of the contract backlog (an aggregate of EUR 2,259m) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID).
5. Contract backlog excludes vessel reservation agreements.

Progress on newbuilds





Vessel	Wind Ace	Wind Apex
Expected delivery	Q3 2026	Q2 2027
Progress update	• Steel cutting completed in July 2024. • Launching completed on the 5th of December 2025. • Commissioning of Engines, Cranes and Jacking System is ongoing. • Sea trial planned for May 2026.	• Steel cutting completed in July 2025. • Fabrication of steel blocks is ongoing. • Keel laying planned for July 2026. • Delivery planned for Q2 2027 – expected early delivery for a commercial opportunity.
% completion	**94%**	**34%**

Note: Cadeler is currently standing down teams in South Korea and US.

Progress on newbuilds: Selected moments from Cosco shipyard


Wind Ace docking out


Main crane installation for Wind Ace


Wind Ace engine start ceremony


Leg fabrication for Wind Ace

The fully delivered Cadeler fleet

Class	Name	Crane Capacity (tonnes)	WTG	FOU	O&M	Delivery: Before 2025	2025	2026	2027	Build
	Ally		○	●	○		●			2025
A	Ace	>3,300	○	●	○			●		2026
	Apex		○	●	○				●	2027
P	Peak	>2,600	●	○	○	●				2024
	Pace		●	○	○		●			2025
M	Maker	>2,600	●	○	○		●			2025
	Mover		●	○	○		●			2025
O	Orca	1,600	●		○	●				2012
	Osprey		●		○	●				2013
	Zaratan	800			●	●				2012
	Scylla	1.540	○		●	●				2015
	Keeper	2.200	○		●		●			2024

Average fleet age **5 years**

● Priority ○ Capable

Financial highlights

FY 2025

Financial highlights

FY 2025

Revenue

€ 620.4m



Equity ratio

44.0%



Utilisation[1]

88.9%



Market Capitalisation[2]

€ 1.8b



EBITDA

€ 425.3m



Net profit

€ 280.2m



Backlog[3]

€ 2.8b



3-month Daily Average Turnover[4]

€ 7.1m

€ 2.3m (NYSE) / 2.5m (OSE) / 2.4m (other exchanges)



1) Adjusted utilisation which means adjusted for planned off-hire including drydock and transportation from shipyard; 2) Combined market capitalisation at closing on 20 March 2026;
3) Backlog 2024 is for period-end, and backlog provided for FY 2025 is as of 24 March 2026 (the date of this presentation); 4) Three-month Average Daily Trading Volume (ADTV) multiplied by Volume Weighted Average Price (VWAP). All prices have been converted to euro using the daily exchange rate. The category "other" entails trades facilitated by the interoperability among clearing corporations on different exchanges. No pricing data available for these transactions. The VWAP for OSE has been applied as a proxy.

Consolidated P&L for Q4 2025

EUR '000	Q4 2025	Q4 2024
Revenue	167,569	85,953
Cost of sales	(77,929)	(33,732)
Gross profit	89,640	52,221
SG&A and other expenses	(19,534)	(14,618)
Operating profit	70,106	37,603
Finance net	(20,166)	447
Profit before income tax	49,940	38,050
Income tax expense	(2,104)	(797)
Profit after tax	47,836	37,253
EBITDA	103,766	55,739
Vessel OPEX (EUR per day)[1]	37,370	34,660
No. of owned vessels	10	5

1) OPEX/day based on crewing costs, technical costs and insurance.

Key takeaways

- Revenue increased by EUR 82m compared to Q4 2024, with utilisation of 73% (76% in Q4 2024) and adjusted utilisation of 87% (85% in Q4 2024).

- Four new vessels were added compared to Q4 2024; Wind Maker and Wind Pace operated during the quarter, while Wind Mover and Wind Ally were delivered but remained in transit until year-end.

- Cost of sales increased, primarily driven by newly delivered vessels Wind Maker, Wind Mover, Wind Pace and Wind Ally becoming part of the Group's fleet and not yet delivered in Q4 2024.

- SG&A costs increased due to higher onshore staffing levels supporting a larger fleet in operation and execution of projects.

- EBITDA increased driven by the revenue growth described above.

CADELER

Consolidated P&L for FY 2025

EUR '000	FY 2025	FY 2024
Revenue	620,354	248,738
Cost of sales	(236,755)	(124,228)
Gross profit	383,599	124,510
SG&A and other expenses	(65,856)	(55,066)
Operating profit	317,743	69,444
Finance net	(29,879)	(1,967)
Profit before income tax	287,864	67,477
Income tax expense	(7,680)	(2,408)
Profit after tax	280,184	65,069
EBITDA	425,334	125,897
Vessel OPEX (EUR per day)[1]	36,275	35,405
No. of owned vessels	10	5
Headcount onshore (Average)	307	242

1) OPEX/day based on crewing costs, technical costs and insurance; 2) Wind Peak was delivered mid Q3 2024.

Key takeaways

- Revenue increased by EUR 372m compared to 2024 including termination fees from a long-term agreement in Q2 2025. FY utilisation was 75% compared to 66% in 2024 where two of the five operating vessels underwent main crane upgrades. Adjusted utilisation for FY 2025 was 89% and FY 2024 was 83%.

- Cost of sales increased primarily driven by newly delivered vessels Wind Ally, Wind Maker, Wind Mover, Wind Pace and Wind Peak[2] becoming part of the operating fleet.

- SG&A costs increased due to higher onshore staff levels, supporting a larger operating fleet and execution of projects.

- EBITDA increased primarily driven by the increase in revenue.

Consolidated Balance Sheet for FY 2025

EUR '000	FY 2025	FY 2024
Non-Current Assets	3,026,719	1,748,400
Cash	151,679	58,464
Other Current Assets	238,278	130,152
Total Assets	**3,416,676**	**1,937,016**
Equity	1,503,676	1,233,894
Non-current liabilities	1,561,916	579,475
Current liabilities	351,084	123,647
Total Equity and Liabilities	**3,416,676**	**1,937,016**
Equity ratio	44%	64%

Key takeaways

- Total Assets increase of EUR 1,480m driven by the newbuilds and cash available from financing activities.

- Total Liabilities increased by EUR 1,210m due to the utilisation of financing facilities, reducing the equity ratio from 64% in FY 2024 to 44% FY 2025.

CAPEX program expected to be fully funded

Strong interest from banks to finance Cadeler's CAPEX program

CAPEX program and planned Cadeler financing
(EURm)



Note: Exchange rate of EUR/USD 1.1745 at 31/12-2025.

Cadeler's secured CAPEX and funding

EUR 2,054m in funding secured of which EUR 1,644m is drawn as per 31 December 2025, i.e., EUR 411m still undrawn. Key takeaways are:

- Wind Ally financing of EUR 262m utilised (incl. Mission Equipment tranche). Remaining facility related to Wind Ace of EUR 263m (incl. EUR 35m in Mission Equipment).

- M-class facility fully utilised FY 2025 with delivery of Wind Mover in Q4 2025.

- P-class tranche fully utilised with delivery of the second P-class vessel, Wind Pace, in March 2025.

- Wind Keeper facility of EUR 125m fully utilised

Hedging

- 50% of USD exposure hedged.

- ~50% of interest exposure hedged for the first five years of the expected facilities.

Financing overview as of 31 December 2025

All figures in EURm	Vessels	Facility	Commitment	Outstanding[1]	Comments
Comitted Financing	O-class, Scylla & Zaratan	RCF-A	250	202	
		RCF-B	100	-	
		Term Loan	81	81	
	O-class, Scylla & Zaratan total		431	283	
	P-class	Syndicated	386	386	*Amortisation has been initiated*
	M-class	Syndicated	407	407	
	A-class	Syndicated	520	258	*Drawdown on Mission Equipment financing. Amortisation has been initiated*
	Wind Keeper	Syndicated	125	125	
	Corporate	HSBC, Standard Chartered	125	125	
	Corporate	HSBC, Clifford Capital	60	60	*HoldCo with HSBC/Clifford signed in November includes EUR 80m accordion*
	Total commitment		2,054	1,644	
Uncomitted Financing	Wind Apex[2]	Syndicated	226	-	*Financing expected to be closed 1 year before delivery*
	Total uncommitment		226	-	
Total			2,280	1,644	

1) Utilised as per 31/12-2025; 2) Used exchange rate of EUR/USD 1.1745 at 31/12-2025.
Note: In addition, Cadeler has uncommitted Performance guarantee lines of i) EUR 200m secured under the EUR 550m Facility, ii) EUR 50m with Allianz (unsecured) and iii) EUR 52m with RBS (unsecured)

Full Year Outlook for 2026



EURm	Q4 2025 Actuals	FY 2025 Actuals	2026 Outlook
Revenue	168	620	854-944
EBITDA	104	425	420-510

FY 2026 impacted by:

- Strong market demand (backlog) and high vessel utilisation across the Cadeler fleet.
- Wind Orca and Wind Ally executing Cadeler's full-scope foundation transportation & installation campaign for Hornsea 3
- Nexra expected to benefit from growing demand for O&M work in the offshore wind Industry.
- Wind Keeper in operation on a long-term contract after undergoing various modifications in 2025.
- Wind Ace expected timely delivered in Q3 2026, preparing for upcoming projects in 2027.

CADELER

Sustainability highlights

FY 2025

Sustainability highlights

FY 2025

Environmental

Scope 1 GHG emissions per net revenue **decreased by 28%** between 2024 and 2025

Environmental

Biofuel blending capability successfully introduced across fleet in 2025

Environmental

New circularity strategy developed

Social

30% women in leadership achieved in 2025

Social

New target of **40% women in leadership** by 2030 established

Governance

CSR Leadership Group established to execute key ESG priority

Progress on path to zero

Increase in CO_2 intensity largely due to multiple new vessel deliveries being in transit

Absolute emissions (tCO₂e)

CO_2 intensity (tCO₂e/MW)

50% intensity reduction

Historical data ◄ | ► Forecast

Net Zero

Decarbonisation levers (contribution share in %)

Adopting green fuels
Enabling electrification
Optimising energy consumption

Enabling electrification
Optimising energy consumption
Adopting green fuels

CADELER | 29

Commercial outlook

Market outlook

Markets are recalibrating and adjusting to real supply chain capacity; an increasing amount of capital is being deployed into offshore wind

Recent development

- After 2028-29 we expect **strong growth towards the end of the decade**

- **Europe raising bar for offshore wind**: in January 2026, governments from Belgium, Denmark, France, Germany, Ireland, Luxembourg, the Netherlands, Norway, and the United Kingdom agreed to join forces and coordinate to build out of 15 GW per year between 2030-2040

- **UK AR7 awarded record volume**: 8.4+ GW of new capacity vs ~5GW expected (**+70%**), allocating GBP 1,790m (almost **200%** the original budget) in all-time high auction; the UK AR8 has been shifted forward to July 2026

- **Private capital is flowing into offshore wind** with Apollo committing USD 6.5bn to acquire 50% in Hornsea 3 and KKR forming a JV with RWE for offshore wind projects, and many others

Cumulative additions by region ex-China[1] (in GW)



1. Source: WoodMac

Increasing undersupply of capable vessels in the market

Current fleet is aging and becoming inefficient for installation of next-gen wind turbines

Illustrative vessel supply / demand balance



# of vessels
Increasing demand for FOU and WTG installation as well as O&M
Vessels falling out of the supply as they reach the end of their lifetime
Supply of efficient FIVs & WTIVs
2026
2027
2028
2029
2030
2031
2032
2033

Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations

# of wind turbine and foundation installation vessels[1]



World's largest and most versatile fleet of next generation offshore wind turbine and foundation installation vessels.
Improved customer value proposition through **increased flexibility, redundancy** and **reduced risk of project slippage**.

1 vessel becoming a full-time O&M asset

Legacy

Newbuilds since 2020

Note: Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management.
Source: 4C Offshore and public filings

Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations

# of vessels capable of efficiently installing 15MW wind turbines



Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations

# of vessels capable of efficiently installing foundations



NEXRA

Powered by CADELER

Demand for O&M continues to increase, market is shifting towards long-term agreements

Forecast global (ex-China) MCR demand by region (in vessel days)



+10.3%

Legend: North America, APeC, Europe

1. Source: WoodMac

Key insights

- Demand for operations and maintenance – particularly major component replacement – is **increasing as more turbines are installed**

- The rapid expansion of larger turbines within the 10-15MW segment require **capable, flexible vessels with the technical strength** that can operate in deeper waters

- The market is **shifting towards long-term agreements** (such as the recently-signed 10-year agreement between SGRE and FOWIC)

- Cadeler is well-positioned in this evolving landscape, supported by a strong order backlog, expanding fleet, and continued strategic focus including **dedicated O&M offering Nexra**

We are continuing the build-out of Nexra: Further diversification of income streams

 **First contract signed**: Nexra secures first significant contract for O&M campaign in Taiwan, with an expected value exceeding EUR 20 million

 **Dedicated team for Nexra**: A dedicated team has been set up to focus exclusively on our O&M clients, ensuring the delivery of the most efficient, safe and value-adding services

 **Strength in execution and flexibility**: Operating the largest, most versatile fleet enables Cadeler to respond quickly to client needs in the operational phase of offshore wind farms

 **Strategic fleet expansion**: The strategic acquisition of Wind Keeper and her first contract with Vestas underscores the relevance and supports our decision to build out Nexra

O&M services as share of total revenue, 2025



O&M share

20%

80%

Installation scopes

Continuing the growth journey

Focusing on continued growth



Vertical and horizontal expansion

Continuously evaluating opportunities to expand into attractive and synergetic segments incl. **strategic O&M offering**.

Organic and inorganic growth

Scaling the organisation in line with fleet delivery and new strategic initiatives. **Actively evaluating attractive assets and companies** in the industry.

Regional expansion

Strengthening organisation and **presence in key regions**. Establishing network and foothold in next frontier markets.

Monitor and apply new technologies

Testing and applying new technologies to **drive efficiency and sustainability** in fleet.

Following the commercial and technological development.

Strategic partnerships

Developing a stru**ctured strategy to strengthen our key strategic partnerships**, including long-term agreements, expanded scopes, and new market entries.

Key investment highlights



Largest, most capable and versatile fleet = redundancy for clients

Strong relationships and partnerships, industry leading position





Global reach and experience

Structural undersupply and increasing market demand





Strong track record and backlog